VOTING AND SUPPORT AGREEMENT

This voting and support agreement (this "Agreement") between EMX Royalty Corporation ("EMX"), and _________________ (the "Holder" and together with EMX the "Parties" and each a "Party") is made this 4th day of September, 2025.

RECITALS

EMX and Elemental Altus Royalties Corp. ("Elemental") have entered into an arrangement agreement (the "Arrangement Agreement") dated as of the date hereof, pursuant to which Elemental will, inter alia, acquire all of the outstanding common shares in the capital of EMX ("EMX Shares") by way of a plan of arrangement, under which the holders of EMX Shares will receive common shares in the capital of Elemental in accordance with the plan of arrangement (the "Arrangement").

This Agreement sets out the terms and conditions on which the Holder has agreed to vote in favour of the Elemental Resolutions and any other matter that would reasonably be expected to facilitate the Elemental Financing and to abide by the restrictions and covenants set forth herein.

The Holder is beneficial owner of, or exercises control or direction over, directly or indirectly, the Elemental Shares (the "Subject Shares") and the convertible securities of Elemental, including Elemental Options and Elemental RSUs (collectively, the "Elemental Convertible Securities" and together with the Subject Shares, the "Subject Securities"), as applicable, listed in Schedule A hereto; provided that, for greater certainty, the term "Subject Shares" shall include any Elemental Shares issuable upon the exercise of any Elemental Convertible Securities, and the term "Subject Securities" shall include any and all Elemental Shares, Elemental Options and Elemental RSUs of which the Holder acquires beneficial ownership, or control or direction over, directly or indirectly, after the date hereof.

Capitalized terms used in this Agreement and not otherwise defined herein that are defined in the Arrangement Agreement shall have the respective meanings ascribed thereto in the Arrangement Agreement. For greater certainty, the term "affiliate" as used in this Agreement shall have the meaning ascribed thereto in Section 1.13 of the Arrangement Agreement.

ARTICLE 1

COVENANTS OF HOLDER

1.1 From the date hereof until this Agreement has been terminated pursuant to Article 4 of this Agreement, the Holder hereby agrees that he, she or it shall:

(a) at any meeting of shareholders of Elemental to be held to consider the Elemental Resolutions (including the Elemental Meeting) or any other matter that would reasonably be expected to facilitate the Elemental Financing, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Elemental Financing is sought, to attend (in person or by proxy) and be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all of the Subject Shares (unless, and only then to the extent, prohibited by Law):

(i) in favour of the approval, consent, ratification and adoption of the Elemental Resolutions, any other matter that would reasonably be expected to facilitate the Elemental Financing; and

(ii) against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement;

(b) no later than five (5) Business Days prior to the cut-off date for the deposit of votes by proxy or voting instruction forms in respect of any meeting of the holders of Elemental Shares to consider the Elemental Resolutions (including the Elemental Meeting), duly complete (or cause to be completed) and cause forms of proxy or voting instruction forms, as applicable, in respect of all the Subject Shares to be validly delivered and cause the Subject Shares to be voted in favour of the Elemental Resolutions, any other matter that would reasonably be expected to facilitate the Elemental Financing, and such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn, unless the prior written consent of EMX has been obtained or this Agreement has been terminated pursuant to Article 4 of this Agreement; and

(c) in connection with any matter referred to in Section 1.1(a)(ii), consult with EMX prior to exercising or causing to be exercised any voting rights attached to the Subject Shares and exercise or procure the exercise of such voting rights as EMX shall instruct in writing and in accordance with the terms hereof.

1.2 From the date hereof until this Agreement has been terminated pursuant to Article 4 of this Agreement, the Holder hereby agrees that he, she or it shall not, directly or indirectly, except in accordance with the terms of this Agreement, as contemplated by the Arrangement Agreement or with the prior written consent of EMX:

(a) option, sell, assign, dispose of, pledge, encumber, grant a security interest in or otherwise convey any Subject Securities or any right or interest therein, or agree to do any of the foregoing (each of the foregoing, a "Transfer"), other than (i) the exercise and/or settlement of Subject Securities under the Elemental Omnibus Compensation Plan in accordance with their terms; (ii) the sale or disposition of Subject Shares to the extent the proceeds of such sale or disposition are paid towards (or otherwise set-off from) the exercise price and/or tax liability incurred as a result of the exercise and/or settlement of Subject Securities issued under Elemental Omnibus Compensation Plan, or (iii) to one or more of a parent, spouse, child or grandchild of, or a corporation, partnership, limited liability company or other entity controlled solely by, the Holder or a trust or account (including a Registered Retirement Savings Plan, Registered Education Savings Plan, Registered Retirement Income Fund or similar account) existing for the benefit of such person or entity; provided, that a Transfer referred to in subsection (iii) shall only be permitted if, as a precondition to such Transfer, the transferee agrees in writing, in form and substance reasonably acceptable to EMX, to be bound by all of the terms of this Agreement with respect to the Subject Securities so Transferred; and provided further, that in the case of a Transfer to a corporation, partnership, limited liability company or other entity solely controlled by the Holder, such entity shall remain solely controlled by the Holder until the earlier of: (x) the Effective Time; and (y) the termination of this Agreement in accordance with Article 4;

(b) if and to the extent dissent rights are applicable, exercise or cause to be exercised any rights of dissent or appraisal in respect of the Elemental Resolutions or any aspect thereof or matter related thereto, and not exercise or cause to be exercised any other securityholder rights or remedies available at common law or pursuant to any applicable Law;

(c) requisition or join in a requisition of any meeting of the securityholders of Elemental for the purpose of considering any resolution;

(d) solicit or arrange (or provide assistance to any other person to arrange) for the solicitation of proxies relating to, or purchases of or offers to sell, Subject Securities or act in concert or jointly with any other person for the purpose of acquiring any Subject Securities for the purpose of influencing the voting of Elemental Shares or affecting the control of Elemental, other than, in the case of proxy solicitation, in support of the Elemental Resolutions;

(e) do indirectly, including through any of his or her representatives, anything which would not be permitted to be done directly pursuant to the foregoing provisions of this Section 1.2; or

(f) take any action to encourage or assist any other Person to do any of the prohibited acts referred to in the foregoing provisions of this Section 1.2.

1.3 The Holder shall at all times cause any affiliates through which he, she or it beneficially owns or exercises control or direction over, directly or indirectly, Subject Securities to act in accordance with the terms of this Agreement, to the extent applicable thereto.

ARTICLE 2

FIDUCIARY OBLIGATIONS

2.1 Notwithstanding any other provision of this Agreement, EMX hereby agrees and acknowledges that the Holder is bound hereunder solely in his or her capacity as a securityholder of Elemental and that the provisions hereof shall not be deemed or interpreted to bind the Holder in his or her capacity as a director or officer of Elemental or any of Elemental's affiliates. Nothing in this Agreement shall: (a) limit or affect any actions or omissions taken by the Holder in his or her capacity as a director or officer of Elemental or any of Elemental's affiliates, including in exercising rights under the Arrangement Agreement and no such actions or omissions shall be deemed a breach of this Agreement; or (b) be construed to prohibit, limit or restrict the Holder from fulfilling his or her fiduciary duties as a director or officer of Elemental or any of Elemental's affiliates. The Holder acknowledges that the Arrangement Agreement imposes certain restrictions on the actions of Elemental and its officers and directors.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 The Holder represents and warrants as follows and acknowledges that EMX is relying upon such representations and warranties in connection with entering into this Agreement and the Arrangement Agreement:

(a) (i) the Holder beneficially owns, directly or indirectly, or has control or direction over, the Subject Securities as listed in Schedule A and (ii) the Holder has no agreement or options, or rights or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by him or her or transfer to him or her of additional securities of Elemental other than the Elemental Convertible Securities as listed in Schedule A and subject to any Transfer permitted pursuant to Section 1.2(a);

(b) the Holder has the sole right to vote (or cause to be voted) all the Subject Shares now held, and will have the right to vote (or cause to be voted) all the Subject Shares hereafter acquired by him or her;

(c) no Person has any agreement, option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Holder of any of the Subject Securities or any interest therein or right thereto, including without limitation any right to vote, except EMX pursuant to this Agreement;

(d) the execution and delivery by the Holder of this Agreement, the authorization of this Agreement by the Holder, and the performance by the Holder of his or her obligations under this Agreement, will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of: (i) subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, violate or conflict with any judgment, decree, order or award of any Governmental Entity or arbitrator applicable to the Holder; or (ii) any note, bond, mortgage, indenture or contract or agreement to which the Holder is party or by which he, she or it is bound;

(e) if a non-individual, the Holder has the necessary power, authority, capacity and right to enter into this Agreement and to perform his or her obligations hereunder, if an individual, the Holder is of legal age and is legally capable of entering into and perform his or her obligations under this Agreement;

(f) this Agreement has been duly executed and delivered by the Holder and constitutes a legal, valid and binding obligation of it, enforceable against him or her in accordance with its terms, subject to bankruptcy, insolvency and other Law affecting creditors' rights generally, and to general principles of equity; and

(g) the Holder has had adequate opportunity to obtain independent legal advice with respect to this Agreement and fully understands the terms contained in this Agreement.

3.2 EMX represents and warrants as follows and acknowledges that the Holder is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a) EMX is a corporation duly organized under the laws of the Province of British Columbia and is validly existing;

(b) EMX has the necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder and, its execution and delivery of this Agreement and the consummation by EMX of the Arrangement have been duly authorized and no other corporate proceedings on its part are necessary to authorize this Agreement;

(c) this Agreement has been duly executed and delivered by EMX and constitutes a legal, valid and binding obligation of EMX, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other Law affecting creditors' rights generally, and to general principles of equity;

(d) the authorization of this Agreement, the execution and delivery by EMX of this Agreement and the performance by it of its obligations under this Agreement, will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of (i) its constating documents or by-laws; (ii) any Law; (iii) any note, bond, mortgage, indenture or contract or agreement to which EMX is party or by which it is bound; or (iv) any judgment, decree, order or award of any Governmental Entity or arbitrator; and

(e) there are no legal proceedings in progress or pending against or, to the knowledge of EMX, threatened against EMX, or any of its affiliates that would adversely affect in any manner the ability of EMX to enter into this Agreement and to perform its obligations hereunder or that would reasonably be expected to prevent or materially delay the completion of the Arrangement.

ARTICLE 4

TERMINATION

4.1 This Agreement may be terminated:

(a) at any time upon the written agreement of EMX and the Holder;

(b) by the Holder if EMX, without the prior written consent of the Holder, varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Holder; or

(c) by EMX if the Holder shall not have complied with its covenants to Elemental contained in this Agreement, provided that EMX have notified the Holder in writing of any of the foregoing events and the same has not been cured within ten (10) Business Days of the date such notice was received by the Holder.

4.2 This Agreement shall terminate automatically upon the earlier of: (i) the Effective Time; and (ii) the date and time that the Arrangement Agreement is terminated in accordance with its terms.

4.3 If this Agreement is terminated in accordance with Section 4.1 or Section 4.2, the provisions of this Agreement will become void and no Party shall have liability to any other Party, except in respect of a breach of this Agreement which occurred prior to such termination.

ARTICLE 5

GENERAL

5.1 The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

5.2 In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

5.3 The Holder hereby consents to the disclosure of the substance of this Agreement in any press release, the Elemental Circular and to the filing of this Agreement as may be required pursuant to Law.

5.4 This Agreement shall not be assigned by any Party hereto without the prior written consent of the other Parties hereto. This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors.

5.5 Time shall be of the essence in this Agreement.

5.6 Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by Law, the Parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

5.7 Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party hereto shall be in writing and shall be delivered by hand to the Party hereto to which the notice is to be given, sent by electronic mail to the following address, or to such other address or number as shall be specified by a Party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

The addresses and numbers for service of each of the Parties hereto shall be as follows:

(a) if to the Holder:

[Contact information redacted due to confidentiality reasons.]

(b) if to EMX:

[Contact information redacted due to confidentiality reasons.]

5.8 This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the Parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

5.9 This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

5.10 Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

5.11 Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

5.12 The Holder recognizes and acknowledges that this Agreement is an integral part of Elemental and EMX entering into the Arrangement Agreement, and that Elemental and EMX would not contemplate proceeding with the transactions contemplated by the Arrangement Agreement unless this Agreement was entered into by the Holder, and that a breach by the Holder of any covenants or other commitments contained in this Agreement will cause Elemental and EMX to sustain injury for which money damages would not be an adequate remedy at law. Therefore, the Holder agrees that, in the event of any such breach, each of Elemental and EMX shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

5.13 Each of the Parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

5.14 The Parties will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other Parties may reasonably require and at the requesting Party's cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

5.15 This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by electronic mail shall be as effective as delivery of a manually executed counterpart of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Parties have signed this Agreement.

EMX ROYALTY CORPORATION

By:	signed "David Cole"
	Name:	David Cole
	Title:	Director, President and Chief Executive Officer

[Voting and Support Agreement - Director/Officer]

HOLDER:

[Voting and Support Agreement - Director/Officer]

SCHEDULE A

OWNERSHIP OR CONTROL/DIRECTION OF SUBJECT SECURITIES

Name	Elemental	Elemental	Elemental
	Shares	Options	RSUs